                                                                  EXHIBIT (a)(3)

To all Agile employees:

Today, I am happy to announce an exciting and important opportunity for employees to participate in the Agile Stock Option Exchange Program.

In response to volatility of the stock markets over the past year, which have left many of your options at exercise prices that are much higher than the current market price of our common stock, we have decided to offer you a voluntary program which allows all employees with options priced at $15.00 or more per share an opportunity to keep their stock options at their current exercise price, or to cancel those options in exchange for new options to purchase 75% of the number of shares covered by the cancelled options. The new options will be granted at least six months and one day from the cancellation date, which is anticipated to be after May 20, 2002. The exercise price of the new option will equal the fair market value of Agile common stock on the grant date of the new options. The vesting schedule for the New Options will be measured from the original vesting commencement date and will be based upon the same vesting schedule as the original Eligible Options returned for exchange. You will receive continued credit for vesting during the six month period between the cancellation of the Eligible Options and grant of the New Options.

We hope that this offer to exchange outstanding options for new options will give the benefit of holding options that over time may have a greater potential to increase in value and to create better performance incentive for employees.

This is not a re-pricing of your stock options. A re-pricing would force the Company to take a significant charge to earnings and would hinder the Company's earnings growth. We expect there will be no accounting charge to our earnings as a result of this stock option exchange program.

You will soon receive an e-mail from Stock Administration which details the Agile Stock Option Exchange Program, the possible benefits and risks, and what you need to do if you choose to participate in the program. In addition, you will receive your individual stock option schedule which details your stock option grants to date and the status of each.

I believe in the continued success of Agile and want to provide the best ways to reward employees for that success. I believe that this program is an important indication of our appreciation for the entire Agile team.

                                         Agile Software Corporation

                                         /s/ Bryan D. Stolle
                                         -------------------------------------
                                         Bryan D. Stolle
                                         President and Chief Executive Officer